
October 21, 2022

Rhonda Keaveney
Chief Executive Officer
Reynaldo's Mexican Food Company, Inc.
PO Box 26496
Scottsdale, AZ 85255

> **Re: Reynaldo's Mexican Food Company, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed October 4, 2022**
> **File No. 000-56463**

Dear Rhonda Keaveney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G

Item 1.A Risk Factors
Our Company is currently quoted on the Expert Market..., page 10

1. We note your response to comment 2 of our letter. In response to our comment, you addressed the impact of being designated "Caveat Emptor." However, we note that you did not disclose the specific reasons for your stock being traded on the Expert Market, why it is eligible for Unsolicited Quotes Only, and why it has been labeled Caveat Emptor (Buyer Beware). Further, you did not specifically address the consequences of being traded on the Expert Market and being eligible for Unsolicited Quotes Only. Please revise as appropriate to address all of the above and make similar revisions to page 22.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

2.   We note your response to comment 4 of our letter and reissue. Please revise the footnote to disclose the total number of the number of shares of common stock that Small Cap Compliance has a right to acquire with respect to the preferred shares. Please see Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 19

3.   We note your response to comment 3 of our letter and reissue in part. Please clearly identify Ms. Keaveney as a promoter. See Item 401(g) of Regulation S-K. Additionally, we note your disclosure that custodianship has been terminated for 3 companies; however, it appears that she is still custodian and director of two of these three companies. Please revise as appropriate. For each company for which she is no longer custodian, please clarify what happened to each entity.

Item 11. Description of Registrant's Securities to be Registered, page 23

4.   We note your response to comment 6 of our letter. It appears that you filed Articles of Incorporation for other entities. Please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, as required by Item 601(b)(3)(i) of Regulation S-K. Also ensure that your exhibit index lists all of your exhibits and includes hyperlinks for each of them.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction